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                           January 26, 2021

       Xavier D. Williams
       Chief Executive Officer
       American Virtual Cloud Technologies, Inc.
       1720 Peachtree Street, Suite 629
       Atlanta, GA 30309

                                                        Re: American Virtual
Cloud Technologies, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 15,
2021
                                                            File No. 001-38167

       Dear Mr. Williams:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal 1 - Nasdaq Proposal I, page 6

   1. We note that you are seeking stockholder approval of the issuance of 20% or more of your outstanding common
stock in connection with the acquisition of Kandy Communications
                                                        LLC. Please provide the
information required by Items 13 and 14 of Schedule 14A
                                                        including audited and
pro forma financial statement information. Refer to Note A of
                                                        Schedule 14A.
 Xavier D. Williams
FirstName  LastNameXavier D. Williams
American Virtual Cloud Technologies, Inc.
Comapany
January 26,NameAmerican
            2021         Virtual Cloud Technologies, Inc.
January
Page 2 26, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Jason Simon